UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Complete Genomics, Inc. (“Complete” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and amended on September 27, 2012, October 2, 2012, October 5, 2012, October 22, 2012, November 2, 2012 and November 13, 2012 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), to purchase all of the outstanding common stock, par value $0.001 per share, of Complete (the “Shares”), at a price of $3.15 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 25, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add the following after the sixth bullet point on page 23 of the Section entitled “Reasons for the Recommendation” with the following as a new bullet:

No Superior Proposal Available. The Company Board considered the unsolicited non-binding proposal by Party H and concluded that Party H’s proposal was inadequate, not in the best interests of the Company’s stockholders, and did not constitute a Superior Proposal, as defined in the Merger Agreement, because, among other reasons, there is a substantial likelihood that any transaction between the Company and Party H would fail to receive antitrust clearance.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the third full paragraph under the heading “Subsequent Events” the following:

This conclusion was based on (a) statements by Party H’s executives and its advisors, in previous discussions with the Company’s CEO and antitrust counsel (prior to when the Company entered into the Merger Agreement with BGI), indicating that they believe that the U.S. antitrust regulators would almost certainly object to a transaction between the Company and Party H as long as there remained any other viable acquirer of the Company; (b) the fact that the U.S. Federal Trade Commission has instituted a “Second Request” investigation of the proposed transaction with BGI, which the Company Board’s advisors consider to be pro-competitive compared to a transaction with Party H, because, among other reasons, it will preserve the Company’s innovative technology in the market place; and (c) the extent to which the Company and Party H are each other’s closest competitors for customers in the U.S. for whole human genome sequencing as an out-sourced service.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan

Title:	Senior Vice President, General Counsel and Secretary

Dated: November 15, 2012

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